Exhibit 99.1

Leju Announces Changes of Independent Registered Public Accounting Firm

BEIJING, May 7, 2020 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced that the Company has appointed Yu Certified Public Accountant, P.C. (“Yu CPA”) as its independent registered public accounting firm for the fiscal year ended December 31, 2019. At the same time, the Company and Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) have mutually agreed to terminate Deloitte’s appointment as the Company’s independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was approved by the Audit Committee of its Board of Directors, and was not the result of any disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com